99.2

Deloitte
Deloitte & Touche LLP

750 College Road East
Third Floor
Princeton, NJ 08540
USA
Tel: +1 609-514-3600
www.deloitte.com


INDEPENDENT ACCOUNTANTS'' REPORT

To the Board of Directors
Saxon Mortgage Services, Inc
Forth Worth, Texas

We have examined Saxon Mortgage Servicer, Inc's (the "Company") compliance with its established minimum servicing standards described in the accompanying Management's Assertion dated March 19, 2004, as of and for the year ended December 31, 2003. Management is responsible for compliance with those minimum servicing standards. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about the Company's compliance with its minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with its minimum servicing standards.

Our examination disclosed the following material noncompliances involving the resolution of reconciling items in the custodial bank accounts within 90 days and inconsistencies with the loan documents on calculating interest rate changes for the year ending December 31,2003. In one of the thirty custodial bank account selected for testing for November 2003, Company reconciliations included 44 items totaling approximately $60,090 that were older than 90 days. In 18 of the 239 adjustable rate mortgage loans selected for testing in 2003, the Company's calculations of interest rate changes were inconsistent with the applicable underlying loan document.

In our opinion, except for the material noncompliance described in the preceding paragraph, the Company complied, in all material respects, with the aforementioned minimum servicing standards as of and for the year ended December 31, 2003, as set forth in Appendix I.


/s/: Deloitte & Touche LLP
Deloitte & Touche LLP
March 19, 2004




Saxon Mortgage Services, Inc logo here


March 19, 2004


As of and for the year ended December 31, 2003, Saxon Mortgage Services Inc. (the "Company") has complied, in all material respects, , with the minimum servicing standards set forth in the Mortgage Bankers
Association of America's Uniform Single Attestation Program for Mortgage Bankers except for Mortgage Bankers except as noted in the following paragraphs.

In one of thirty custodial bank accounts selected for testing as of November
 2003, reconciling items totaling &60,690 were outstanding for more then 90 days. There were no exceptions noted in the reaming twenty-nine custodial bank accounts selected for testing (Section I.1).

Two hundred thirty-nine adjustable rate mortgage ("ARM") loans were reviewed in 2003. Eighteen exceptions in the interest rate change were identified and corrected (Section V.2)

As of and for the year ended December 31,2003, the Company had in effect a fidelity bond and errors and omissions policy in the amount of $15 million and $10 million, respectively.



/s/: Dennis G. Stowe
     Dennis G. Stowe
     President

/s/: David L. Dill
     David L. Dill
     Executive Vice President




Saxon Mortgage Services, Inc 4660 Cox Road Suite 300 Glen Allen, VA 23060
(804) 967-7400














APPENDIX I

MIMIMUM SERVICING STANDARDS AS SET FORTH IN THE MORTGAGE BANKERS
ASSOCIATION OF AMERICA'S UNIFORM SINGLE ATTESTATION PROGRAM FOR
MORTGAGE BANKERS

I. Custodial Bank Accounts

1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:
   be mathematically accurate;
   be prepared within forty-five (45) calendar days after the cutoff;
   be reviewed and approved by someone other than the person who prepared the reconciliation; and document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II. Mortgage Payments

1. Mortgage payments shall be deposited into the custodial bank accounts and related bank clearing accounts within two business days of receipt.

2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.


III. DISBURSEMENTS

1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

2. Disbursements made on behalf of a mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.

3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

5. Amounts remitted to investors per the servicer's investor reports shall agree with canceled checks, or other form of payment, or custodial bank statements.

6. Unused checks shall be safeguard so as to prevent unauthorized access.


IV. INVESTOR ACCOUNTING AND REPORTING

1. The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V. MORTGAGOR LOAN ACCOUNTING

1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider

3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.

4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws.

VI. DELINQUENCIES
1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

VII. INSURANCE POLICIES

1. A fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.